UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2023
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

BLADEX ANNOUNCES NET PROFIT OF $31.0 MILLION FOR 4Q22, EXPANDING QUARTERLY ANNUALIZED ROE TO 11.6%, REACHING NET PROFIT OF $92 MILLION AND ROE OF 8.9% FOR FULL-YEAR 2022

PANAMA CITY, REPUBLIC OF PANAMA, February 27, 2023
Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the Fourth Quarter (“4Q22”) and Full-Year (“FY22”) ended December 31, 2022.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	4Q22	3Q22	4Q21	2022	2021
Key Income Statement Highlights
Net Interest Income ("NII")	$49.4	$40.2	$24.8	$148.0	$86.8
Fees and commissions, net	$5.3	$6.3	$6.2	$19.8	$18.3
Loss on financial instruments, net	$(1.6)	$(0.3)	$(1.3)	$(1.4)	$(1.3)
Other income, net	$0.0	$0.2	$0.1	$0.3	$0.4
Total revenues	$53.2	$46.3	$29.8	$166.7	$104.2
Provision for credit losses	$(5.8)	$(4.8)	$(0.2)	$(19.5)	$(2.3)
Gain on non-financial assets, net	$0.0	$0.0	$0.7	$0.0	$0.7
Operating expenses	$(16.4)	$(14.6)	$(10.3)	$(55.1)	$(39.9)
Profit for the period	$31.0	$26.9	$20.1	$92.0	$62.7
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.85	$0.74	$0.54	$2.54	$1.62
Return on Average Equity (“ROE”) (2)	11.6%	10.3%	7.9%	8.9%	6.1%
Return on Average Assets (ROA) (3)	1.3%	1.2%	1.1%	1.0%	0.9%
Net Interest Margin ("NIM") (4)	2.11%	1.77%	1.42%	1.71%	1.32%
Net Interest Spread ("NIS") (5)	1.63%	1.43%	1.26%	1.39%	1.15%
Efficiency Ratio (6)	30.8%	31.6%	34.6%	33.1%	38.3%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (7)	$8,726	$8,862	$7,365	$8,726	$7,365
Commercial Portfolio (8)	$7,706	$7,821	$6,540	$7,706	$6,540
Investment Portfolio	$1,020	$1,041	$825	$1,020	$825
Total assets	$9,284	$9,320	$8,038	$9,284	$8,038
Total equity	$1,069	$1,049	$992	$1,069	$992
Market capitalization (9)	$588	$474	$601	$588	$601
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (10)	15.3%	14.4%	19.1%	15.3%	19.1%
Capital Adequacy Ratio (Regulatory) (11)	13.2%	12.2%	15.6%	13.2%	15.6%
Total assets / Total equity (times)	8.7	8.9	8.1	8.7	8.1
Liquid Assets / Total Assets (12)	13.7%	11.1%	17.5%	13.7%	17.5%
Credit-impaired loans to Loan Portfolio (13)	0.4%	0.1%	0.2%	0.4%	0.2%
Impaired credits (14) to Credit Portfolio	0.4%	0.1%	0.1%	0.4%	0.1%
Total allowance for losses to Credit Portfolio (15)	0.8%	0.7%	0.6%	0.8%	0.6%
Total allowance for losses to Impaired credits (times) (15)	1.9	5.8	4.4	1.9	4.4

3

4Q22 & FY22 FINANCIAL AND BUSINESS HIGHLIGHTS
•Increased Profitability, with Net Profit of $31.0 million in 4Q22 (+15% QoQ; +55% YoY) and $92.0 million in FY22 (+47% YoY), driven by strong core income mainly from the continued trend of higher Net Interest Income (“NII”).
•Annualized Return on Equity (“ROE”) expanded to 11.6% in 4Q22 (+132 bps QoQ and +368 bps YoY) and to 8.9% in FY22 (+284 bps YoY), driven mainly by higher margins and more efficient capital allocation. The Bank´s Tier 1 Basel III Capital and Regulatory Capital Adequacy Ratios stood at 15.3% and 13.2%, respectively, well above international standards and regulatory minimums.
•NII growth for the seventh consecutive quarter, amounting to $49.4 million in 4Q22 (+23% QoQ; +99% YoY) stemming from the sustained margin expansion and higher average credit volumes, reaching $148.0 million in FY22 (+71% YoY). Net Interest Margin (“NIM”) expanded to 2.11% in 4Q22 (+34 bps QoQ; +69 bps YoY) and to 1.71% in FY22 (+39 bps YoY) supported by increases in both credit spreads and market rates.
•Fees and Commissions totaled $19.8 million in FY22 (+8% YoY), driven by higher fees from both the letter of credit and loan syndication businesses. Fees for the 4Q22 were $5.3 million (-16% QoQ; -15% YoY), down from 3Q22 due to the uneven nature of the Bank’s loan syndication desk activity, which offset the positive trend performance in letters of credit’s fees (+5% QoQ; +18% YoY).
•Efficiency Ratio improved to 30.8% in 4Q22 (-71 bps QoQ; -378 bps YoY) and 33.1% in FY22 (-525 bps YoY) reflecting solid revenue growth, more than offsetting higher operating expenses. With a focus on strengthening Bladex’s execution capabilities, expense increases mainly reflect a higher salary base on new hires and a new variable compensation program, and other expenses on strategic initiatives to improve processes and technology.
•Credit Portfolio achieved $8,726 million at year-end (-2% QoQ; +18% YoY).
◦Commercial Portfolio reached $7,706 million (-1% QoQ; +18% YoY), on enhanced client base and cross-sell, along with strong demand on the back of increased economic and trade activity in the Region. The average Commercial Portfolio balances increased 2% QoQ and +27% YoY in the 4Q22, and +26% YoY in FY22.
◦The Investment Portfolio stood at $1,020 million at year-end (-2% QoQ; +24% YoY), consisting of credit investment portfolio and highly rated corporate debt securities (‘A-‘ or above) aimed to enhance liquidity yields.
•Healthy asset quality, having merely 0.4% in impaired credits (Stage 3) for a total of $35 million at year-end 2022, with a total reserve coverage at 2 times. Provisions for credit losses amounted to $19.5 million in FY22, mainly on increased individual reserves allocated to impaired credits, as well as the increase of collective reserves (Stage 1) on Credit Portfolio growth throughout the year. At year-end 2022, total allowance for credit losses accounted for 0.8% of the total Credit Portfolio.
•Solid liquidity position at 14% of total assets as of December 31, 2022, or $1,269 million, consisting of cash and due from banks and highly rated corporate debt securities (‘A-' or above). Bladex continues to benefit from a resilient deposit franchise and a well-diversified funding base through ample access to global debt and capital markets.

CEO’s Comments
Mr. Jorge Salas, Bladex’s Chief Executive Officer said: “We closed the year delivering strong results. We managed to grow our loan book and increase our margins while maintaining robust asset quality. Return on equity is almost 300 basis points higher and net income increased 47% with respect to 2021.

This performance reflects the well-organized execution of the strategic plan the team has been implementing for the last year, aimed at enhancing Bladex´s profitability, long-term sustainability, and stakeholder value creation. We see 2023 as a year of transition. The macroeconomic and financial outlook of Latin America is far from being settled and balanced. The space and timing for a turning point in interest rates are big question marks. We expect this to happen by the end of 2023. In this context, our focus for 2023 will be more on profitability rather than growth.”

4

RESULTS BY BUSINESS SEGMENT
The Bank’s activities are managed and executed through two business segments, Commercial and Treasury. Information related to each reportable segment is set out below. Business segment results are based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue, and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT
The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions, and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

The majority of the Bank’s core financial intermediation business, which is comprised of the Loan Portfolio, consisting of gross loans at amortized cost, amounted to $6,763 million at the end of 4Q22, decreasing 4% compared to $7,070 million in 3Q22 and increasing 18% compared to $5,735 million in 4Q21.

Bladex’s Commercial Portfolio reached $7,706 million at quarter-end, slightly decreasing 1% from $7,821 million in the prior quarter and increasing 18% YoY from $6,540 million in 4Q21. The Average Commercial Portfolio balance reached $7,944 million for 4Q22 (+2% QoQ; +27% YoY) and $7,477 million for FY22 (+26% YoY). The YoY increases in EoP and average Commercial Portfolio balances reflect both, (i) the Bank’s focus on expanding its customer and product base with a proactive origination approach, and (ii) stronger demand from the Bank’s traditional client base, boosted by higher economic activity, commodity prices and trade flows in Latin America.

Weighted average lending rates resulted in 6.27% for 4Q22 (+173 bps QoQ; +374 bps YoY) and 4.33% in FY22 (+186 bps YoY), mostly reflecting higher lending spreads and the increase in market interest rates experienced throughout 2022.

5

As of December 31, 2022, 72% of the Commercial Portfolio was scheduled to mature within a year, representing increases of 2 pp from the previous quarter and decreases of 3 pp from a year ago. Trade finance transactions accounted for 60% of the bank’s short-term origination, similarly to the previous quarter, and down from 64% a year ago.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio as of December 31, 2022, highlighting its diversified risk by country and across industry segments:

Bladex’s maintains a well-diversified exposure across countries. As of December 31, 2022, 44% of the Commercial Portfolio was geographically distributed in investment grade countries, down 1% from both 3Q22 and 4Q21, and remained centered on preserving credit quality through a well-diversified exposure with top-tier clients across the Region. Brazil continues to represent the largest country-risk exposure at 13% of the total Commercial Portfolio, though its participation has come down from 17% a year ago, as the Bank has focused its growth in other relevant countries with enhanced risk reward, such as Mexico at 12%, Guatemala at 11%, top-rated countries outside of Latin America (which relates to transactions carried out in Latin America) at 9%, Peru and Dominican Republic both at 8%, and Panama at 7% of the total portfolio.

The Commercial Portfolio also remained well-diversified across industries and focused on high quality borrowers. Exposure to the Bank’s traditional client base comprising financial institutions represented 44% of the total Commercial Portfolio. Sovereign and state-owned corporations accounted for 18% of the total Commercial Portfolio while top tier corporates throughout the Region accounted for the remainder 38% of the total.

6

Exposure to corporates was well diversified across sectors, with most industries representing 5% or less of the total Commercial Portfolio, except for certain sectors, strategic to the Bank, benefiting from higher commodity prices and LatAm trade flows, such as Oil & Gas (Downstream) at 12%, and Electric Power and Food and Beverage, each at 7% of the Commercial Portfolio at the close of 4Q22.

Refer to Exhibit IX for additional information related to the Bank’s Commercial Portfolio distribution by country, and Exhibit XI for the Bank’s distribution of loan disbursements by country.

Commercial Segment Profitability

Profits from the Commercial Business Segment include: (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of financial instruments measured at FVTPL; (v) reversal (provision) for credit losses, (vi) gain (loss) on non-financial assets; and (vii) direct and allocated operating expenses.

(US$ million)	4Q22	3Q22	4Q21	QoQ (%)	YoY (%)	2022	2021	YoY (%)
Commercial Business Segment:
Net interest income	$43.5	$35.9	$23.3	21%	87%	$133.4	$83.8	59%
Other income	5.5	6.7	6.5	-18%	-16%	20.8	19.2	8%
Total revenues	49.0	42.6	29.8	15%	64%	154.2	103.0	50%
Provision for credit losses	(2.2)	(3.4)	(0.2)	-36%	n.m.	(13.4)	(1.1)	n.m.
Gain on non-financial assets, net	0.0	0.0	0.7	n.m.	-100%	0.0	0.7	-100%
Operating expenses	(12.9)	(11.2)	(7.8)	15%	64%	(43.2)	(30.8)	40%
Profit for the segment	$33.9	$28.0	$22.5	21%	50%	$97.6	$71.9	36%
"n.m." means not meaningful.
Commercial Segment Profit increased 21% QoQ and 50% YoY to $33.9 million during 4Q22, mostly driven by higher NII stemming from the sustained margin expansion and higher average credit volumes. FY22 Commercial Segment Profit increased 36% YoY to $97.6 million in FY22, as higher total revenues from NII and sustained fee income generation from the letter of credit and syndication businesses, significantly offset higher provisions requirements associated to portfolio growth and individual reserves allocated to impaired credits, as well as increased operating expenses mainly associated to higher personnel costs on new hires reflecting the strategy to expand and strengthen the Bank’s execution capabilities, together with the new performance-based variable compensation structure implemented in 2022 –closely tied to strategy execution and financial performance and returns.

TREASURY BUSINESS SEGMENT
The Treasury Business Segment manages the Bank’s investment portfolio and overall structure of its assets and liabilities to enhance funding efficiency and liquidity, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-‘ or above, and financial instruments related to investment management activities, consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”).

7

The Bank’s liquid assets, mostly consisting of cash and due from banks, as well as highly rated corporate debt securities (‘A-‘ or above) aimed to enhance liquidity yields, totaled $1,269 million as of December 31, 2022, compared to $1,033 million as of September 30, 2022, and $1,405 million as of December 31, 2021. At the end of those periods, liquidity balances to total assets represented 14%, 11% and 17%, respectively, while the liquidity balances to total deposits ratio was 40%, 30% and 46%, respectively. As of December 31, 2022, $1,145 million, or 90% of total liquid assets represented deposits placed with the Federal Reserve Bank of New York.

The credit investment portfolio, related to the Treasury’s investment management activities aimed to diversify exposures and complement the Bank’s Commercial Portfolio, resulted in $942 million at the end of 4Q22, a 2% decrease compared to the $961 million level a quarter ago and a 49% increase over the $631 million reported a year ago. The Bank’s total Investment Portfolio, which also considers $78 million in highly rated corporate debt securities (‘A-‘ or above) classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee, amounted to $1,020 million as of December 31, 2022, mostly consisting of readily-quoted U.S., Latin American and Multilateral securities. Refer to Exhibit X for a per-country risk distribution of the Investment Portfolio.

Funding

The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, consisting of deposits, securities sold under repurchased agreements, borrowed funds and floating and fixed rate debt placements. As of December 31, 2022, total funding amounted to $7,908 million, decreasing 2% compared to $8,030 million a quarter ago, and increasing 17% compared to $6,768 million a year ago.

Deposit balances decreased 7% QoQ and increased 5% YoY to $3,191 million at the close of 4Q22. Deposit levels reflect the steady support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 45% of total deposits at the end of 4Q22, enhanced by the Bank’s Yankee CD program, which complements the short-term funding structure. As of December 31, 2022, deposits represented 40% of total funding sources, compared to 43% in the previous quarter and 45% a year ago.

Funding through securities sold under repurchase agreements (“Repos”) resulted in $300 million at the end of 4Q22 (-43% QoQ; -30% YoY), while short- and medium-term borrowings and debt totaled $4,417 million at the end of 4Q22 (+8% QoQ; +34% YoY).

Weighted average funding costs resulted in 3.89% for 4Q22 (+129 bps QoQ; +294 bps YoY) and 2.39% in FY22 (+143 bps YoY), mostly reflecting the recent increase in market interest rates.

Treasury Segment Profitability

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned Treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

8

(US$ million)	4Q22	3Q22	4Q21	QoQ (%)	YoY (%)	2022	2021	YoY (%)
Treasury Business Segment:
Net interest income	$6.0	$4.2	$1.5	41%	293%	$14.7	$3.0	390%
Other expense	(1.7)	(0.5)	(1.5)	236%	16%	(2.1)	(1.8)	22%
Total revenues	4.2	3.7	0.0	14%	n.m.	12.5	1.2	920%
Provision for credit losses	(3.6)	(1.4)	0.0	149%	n.m.	(6.1)	(1.3)	381%
Operating expenses	(3.5)	(3.4)	(2.5)	2%	42%	(12.0)	(9.2)	30%
(Loss) Profit for the segment	$(2.9)	$(1.2)	$(2.5)	-146%	-17%	$(5.6)	$(9.2)	39%
"n.m." means not meaningful.
The Treasury Business Segment recorded a $2.9 million loss for 4Q22 (-146% QoQ; -17% YoY) and a $5.6 million loss in FY22 (+39% YoY). The quarterly loss mostly resulted from increased provisions derived from the individually assessed credit provision allocation on investments for $5 million classified as impaired (Stage 3) during the quarter, together with higher losses from financial instruments mostly related to ineffectiveness from its hedging derivatives position. Full-Year loss was driven by increased provisions for credit losses resulting from higher Credit Investment Portfolio and the Stage 3 provisions mentioned above, coupled with higher operating expenses as the Bank strengthened its work force and other expenses mostly related to strategy implementation.

These effects were partly offset by improved NII resulting from the effect of higher Credit Investment Portfolio balances, the positive effect of increasing market rates and the optimization of liquidity levels.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	4Q22	3Q22	4Q21	QoQ (%)	YoY (%)	2022	2021	YoY (%)
Net Interest Income
Interest income	$130.9	$92.7	$39.0	41%	235%	$332.6	$140.9	136%
Interest expense	(81.5)	(52.5)	(14.2)	55%	473%	(184.6)	(54.1)	241%
Net Interest Income ("NII")	$49.4	$40.2	$24.8	23%	99%	$148.0	$86.8	71%

Net Interest Spread ("NIS")	1.63%	1.43%	1.26%	14%	29%	1.39%	1.15%	21%

Net Interest Margin ("NIM")	2.11%	1.77%	1.42%	19%	48%	1.71%	1.32%	29%

NII increased 23% QoQ and 99% YoY to $49.4 million for 4Q22 and reached $148.0 million in FY22 (+71% YoY). The quarterly and yearly increases resulted from the effect of higher net lending rates (+173 bps QoQ and +374 bps YoY for 4Q22; +186 bps for FY22), benefiting from enhanced lending spreads, the continued positive impact of higher market rates and optimized average liquidity level, coupled with increased average lending volumes (+2% QoQ and +31% YoY for 4Q22; +28% YoY for FY22) and average credit investments volumes (+30% YoY for 4Q22; +83% YoY for FY22).

9

FEES AND COMMISSIONS
Fees and Commissions, net, includes the fee income associated with letters of credit and the fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary market, and other commissions, mostly from other contingent credits, such as guarantees and credit commitments, net of fee expenses.

(US$ million)	4Q22	3Q22	4Q21	QoQ (%)	YoY (%)	2022	2021	YoY (%)
Letters of credit fees	3.7	3.5	3.1	5%	18%	14.0	12.1	16%
Loan syndication fees	1.3	2.6	2.4	-48%	-45%	4.9	4.3	15%
Other commissions, net	0.3	0.2	0.7	24%	-62%	0.8	1.9	-56%
Fees and Commissions, net	$5.3	$6.3	$6.2	-16%	-15%	$19.8	$18.3	8%
Fees and Commissions, net, decreased 16% QoQ and 15% YoY to $5.3 million in 4Q22 and reached $19.8 million in FY22 (+8% YoY). The quarterly decreases mainly resulted from the uneven nature of the Bank’s loan syndication desk activity, partly offset by the positive trend performance in letters of credit’s fees (+5% QoQ; +18% YoY). FY22 YoY increase was mostly driven by the sustained positive trend performance in fees from the letter of credit business, along with higher fees from the Bank’s loan syndication desk activity.

10

PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR CREDIT LOSSES

(US$ million, except percentages)	31-Dec-22	30-Sep-22	30-Jun-22	31-Mar-22	31-Dec-21	2022	2021
Allowance for loan losses
Balance at beginning of the period	$55.1	$50.6	$49.2	$41.5	$41.4	$41.5	$41.2
Provisions (reversals)	$0.9	$3.5	$1.4	$7.7	$0.1	$13.5	$0.2
Recoveries (write-offs)	$(0.8)	$1.0	$0.0	$0.0	$0.0	$0.2	$0.2
End of period balance	$55.2	$55.1	$50.6	$49.2	$41.5	$55.2	$41.5

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$2.4	$2.5	$3.5	$3.8	$3.7	$3.8	$2.9
(Reversals) provisions	$1.2	$(0.1)	$(0.9)	$(0.3)	$0.1	$(0.2)	$0.9
End of period balance	$3.6	$2.4	$2.5	$3.5	$3.8	$3.6	$3.8

Allowance for Investment Portfolio losses
Balance at beginning of the period	$4.4	$2.9	$2.6	$1.8	$1.8	$1.8	$0.5
Provisions (reversals)	$3.6	$1.4	$0.4	$0.7	$0.0	$6.2	$1.3
End of period balance	$8.0	$4.4	$2.9	$2.6	$1.8	$8.0	$1.8

Total allowance for losses	$66.8	$61.8	$56.0	$55.2	$47.1	$66.8	$47.1

Total allowance for losses to Credit Portfolio	0.8%	0.7%	0.6%	0.7%	0.6%	0.8%	0.6%
Credit-impaired loans to Loan Portfolio	0.4%	0.1%	0.2%	0.2%	0.2%	0.4%	0.2%
Impaired Credits to Credit Portfolio	0.4%	0.1%	0.2%	0.2%	0.2%	0.4%	0.1%
Total allowance for losses to credit-impaired loans (times)	1.9	5.8	5.3	5.2	4.4	1.9	4.4

Stage 1 (low risk) to Total Credit Portfolio	98%	98%	98%	98%	98%	98%	98%
Stage 2 (increased risk) to Total Credit Portfolio	2%	2%	2%	2%	2%	2%	2%
Stage 3 (credit impaired) to Total Credit Portfolio	0%	0%	0%	0%	0%	0%	0%

As of December 31, 2022, the total allowance for credit losses increased to $66.8 million, representing a coverage ratio of 0.8% for the Credit Portfolio, compared to $61.8 million, or 0.7%, at the end of 3Q22, and $47.1 million, or 0.6%, at the end of 4Q21. Higher allowance during the year was mostly tied to individually assessed credit provision allocation on

11

Stage 3 impaired financial instruments, along with higher Stage 1 credit exposure from increased loans, credit investments and commitments and financial guarantee contracts, partly offset by lower reserve requirement on Stage 2 credits (with increased risk since origination). Overall, the resulting provision for credit losses during the FY22 was $19.5 million.

Impaired credits (Stage 3) increased to $35 million as of December 31, 2022, including (i) impaired loans (“NPL”) for $30 million, or 0.4% of the total Loan Portfolio, increasing from $11 million in the previous quarter and year, and (ii) investment securities for $5 million classified as impaired during 4Q22.Credits categorized as Stage 1 or low-risk credits under IFRS 9 accounted for 98% of total credits, while Stage 2 credits represented 2% of the total credits.

OPERATING EXPENSES

(US$ million, except percentages)	4Q22	3Q22	4Q21	QoQ (%)	YoY (%)	2022	2021	YoY (%)
Operating expenses
Salaries and other employee expenses	9.8	8.7	4.9	12%	101%	34.2	21.7	58%
Depreciation of investment property, equipment and improvements	0.5	0.6	0.6	-8%	-14%	2.2	2.7	-22%
Amortization of intangible assets	0.2	0.1	0.1	16%	40%	0.6	0.7	-24%
Other expenses	5.9	5.2	4.7	14%	26%	18.2	14.8	23%
Total Operating Expenses	$16.4	$14.6	$10.3	12%	59%	$55.1	$39.9	38%
Efficiency Ratio	30.8%	31.6%	34.6%			33.1%	38.3%
Operating expenses increased to $16.4 million in 4Q22 (+12 QoQ; +59% YoY) and $55.1 million in FY22 (+38% YoY). These increases were mostly associated with the Bank’s focus on strengthening its execution capabilities, including new hires resulting in an increased salary base, a new performance-based variable compensation structure implemented in 2022 –closely tied to strategy execution and financial performance and returns, along with other expenses related to the Bank’s strategy implementation, including an assessment aimed at improving the Bank’s processes and technology.

The Efficiency Ratio improved to 30.8% in 4Q22 from 31.6% in the prior quarter and 34.6% a year ago, as the 15% QoQ and 78% YoY increase in total revenues more than offset higher operating expenses. For FY22, the Efficiency Ratio improved to 33.1% from 38.3% in FY21, as revenues increased 60% in the period, well above the 38% increase in operating expenses.

CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following table shows capital amounts and ratios as of the dates indicated:

12

(US$ million, except percentages and shares outstanding)	31-Dec-22	30-Sep-22	31-Dec-21	QoQ (%)	YoY (%)
Total equity	$1,069	$1,049	$992	2%	8%
Tier 1 capital to risk weighted assets (Basel III – IRB)(9)	15.3%	14.4%	19.1%	6%	-20%
Risk-Weighted Assets (Basel III – IRB)(9)	$6,996	$7,286	$5,189	-4%	35%
Capital Adequacy Ratio (Regulatory) (10)	13.2%	12.2%	15.6%	8%	-15%
Risk-Weighted Assets (Regulatory) (10)	$8,118	$8,559	$6,513	-5%	25%
Total assets / Total equity (times)	8.7	8.9	8.1	-2%	7%
Shares outstanding (in thousand)	36,325	36,325	36,231	0%	0%
The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 36.3 million common shares outstanding as of December 31, 2022. At the same date, the total assets to total equity ratio stood at 8.7 times, and the Tier 1 Basel III Capital Ratio, in which risk-weighted assets are calculated under the advanced internal ratings-based approach (IRB) for credit risk, resulted in 15.3% reflecting the 4% quarterly decrease in risk-weighted assets, while equity levels increased 2% QoQ. Similarly, the Bank’s Capital Adequacy Ratio, as defined by Panama’s banking regulator, was 13.2% as of December 31, 2022, well above the regulatory minimum of 8%. Under this methodology, credit risk-weighted assets are calculated under Basel’s standardized approach.

RECENT EVENTS

•Quarterly dividend payment: The Board of Directors approved a quarterly common dividend of $0.25 per share corresponding to 4Q22. The cash dividend will be paid on March 28, 2023, to shareholders registered as of March 10, 2023.

Notes:
–Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.
–QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:
(1)Earnings per Share ("EPS") calculation is based on the average number of shares outstanding during each period.
(2)ROE refers to return on average stockholders' equity which is calculated on the basis of unaudited daily average balances.
(3)ROA refers to return on average assets which is calculated on the basis of unaudited daily average balances.
(4)NIM refers to net interest margin which constitutes to Net Interest Income (NII) divided by the average balance of interest-earning assets.
(5)NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.
(6)Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.
(7)The Bank's Credit Portfolio includes gross loans at amortized cost (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers' liabilities under acceptances.
(8)The Bank's Commercial Portfolio includes gross loans at amortized cost (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers' liabilities under acceptances.
(9)Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

13

(10)Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or IRB for credit risk and standardized approach for operational risk.
(11)As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset's categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.
(12)Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above 'A-'). Liquidity ratio refers to liquid assets as a percentage of total assets.
(13)Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.
(14)Impaired Credits refers to Non-Performing Loans or NPLs and non-performing securities at FVOCI and at amortized cost.
(15)Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and geopolitical events; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX
Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.
Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

14

CONFERENCE CALL INFORMATION
There will be a conference call to discuss the Bank’s quarterly results on Tuesday, February 28, 2023 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial +1 888 686-3653 in the United States or, if outside the United States, +1 718 866-4614. Participants should use conference passcode 877068, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com. The conference call will become available for review one hour after its conclusion.

For more information, please access http://www.bladex.com or contact:
Mr. Carlos Daniel Raad
Chief Investor Relations Officer
Tel: +507 366-4925 ext. 7925
E-mail address: craad@bladex.com / ir@bladex.com

15

EXHIBIT I
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2022	September 30, 2022	December 31, 2021	CHANGE	%	CHANGE	%

	(In US$ thousand)
Assets

Cash and due from banks	$1,241,586	$1,048,697	$1,253,052	$192,889	18%	$(11,466)	(1)%

Securities, net	$1,023,632	$1,047,995	$831,913	$(24,363)	(2)	191,719	23

Loans, net	$6,760,434	$7,083,829	$5,713,022	$(323,395)	(5)	1,047,412	18

Customers' liabilities under acceptances	$163,345	$82,019	$201,515	$81,326	99	(38,170)	(19)
Derivative financial instruments - assets	$68,159	$27,381	$10,805	$40,778	149	57,354	531
Equipment and leasehold improvements, net	$17,282	$17,201	$17,779	$81	0	(497)	(3)
Intangibles, net	$2,104	$2,088	$1,595	$16	1	509	32
Other assets	$7,368	$10,600	$8,430	$(3,232)	(30)	(1,062)	(13)

Total assets	$9,283,910	$9,319,810	$8,038,111	$(35,900)	0	$1,245,799	15%

Liabilities

Demand deposits	$233,757	$383,115	$362,356	$(149,358)	(39)%	$(128,599)	(35)%
Time deposits	$2,956,959	$3,030,255	$2,673,872	$(73,296)	(2)	283,087	11
	$3,190,716	$3,413,370	$3,036,228	$(222,654)	(7)	154,488	5
Interest payable	$14,670	$9,822	$1,229	$4,848	49	13,441	1,094
Total deposits	$3,205,386	$3,423,192	$3,037,457	$(217,806)	(6)	167,929	6

Securities sold under repurchase agreements	300,498	525,058	427,497	(224,560)	(43)	(126,999)	(30)
Borrowings and debt, net	4,416,511	4,091,990	3,304,178	324,521	8	1,112,333	34
Interest payable	47,878	29,421	11,322	18,457	63	36,556	323

Lease Liabilities	16,745	16,990	17,733	(245)	(1)	(988)	(6)
Acceptance outstanding	163,345	82,019	201,515	81,326	99	(38,170)	(19)
Derivative financial instruments - liabilities	33,761	60,367	28,455	(26,606)	(44)	5,306	19
Allowance for loan commitments and financial guarantee contract losses	3,628	2,380	3,803	1,248	52	(175)	(5)
Other liabilities	26,811	39,469	14,361	(12,658)	(32)	12,450	87

Total liabilities	$8,214,563	$8,270,886	$7,046,321	$(56,323)	(1)%	$1,168,242	17%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(114,097)	(114,097)	(115,799)	—	0	1,702	(1)
Additional paid-in capital in excess of value assigned of common stock	120,498	120,256	120,043	242	0	455	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	136,019	136,019	0	0	0	0
Retained earnings	543,612	521,669	487,885	21,943	4	55,727	11
Other comprehensive income (loss)	8,125	9,887	(11,548)	(1,762)	(18)	19,673	170

Total equity	$1,069,347	$1,048,924	$991,790	$20,423	2%	$77,557	8%

Total liabilities and equity	$9,283,910	$9,319,810	$8,038,111	$(35,900)	0	$1,245,799	15%

16

EXHIBIT II
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2022	September 30, 2022	December 31, 2021	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$130,898	$92,666	$39,031	$38,232	41%	$91,867	235%
Interest expense	(81,465)	(52,508)	(14,221)	(28,957)	55	(67,244)	473

Net Interest Income	49,433	40,158	24,810	9,275	23	24,623	99

Other income (expense):
Fees and commissions, net	5,294	6,279	6,235	(985)	(16)	(941)	(15)
Loss on financial instruments, net	(1,573)	(329)	(1,347)	(1,244)	378	(226)	17
Other income, net	31	209	127	(178)	(85)	(96)	(76)
Total other income, net	3,752	6,159	5,015	(2,407)	(39)	(1,263)	(25)

Total revenues	53,185	46,317	29,825	6,868	15	23,360	78

Provision for credit losses	(5,753)	(4,824)	(173)	(929)	19	(5,580)	3,225
Gain on non-financial assets, net	0	0	742	0	n.m.	(742)	(100)

Operating expenses:
Salaries and other employee expenses	(9,802)	(8,726)	(4,888)	(1,076)	12	(4,914)	101
Depreciation of investment properties, equipment and improvements	(528)	(578)	(617)	50	(9)	89	(14)
Amortization of intangible assets	(168)	(144)	(119)	(24)	17	(49)	41
Other expenses	(5,909)	(5,171)	(4,704)	(738)	14	(1,205)	26
Total operating expenses	(16,407)	(14,619)	(10,328)	(1,788)	12	(6,079)	59

Profit for the period	$31,025	$26,874	$20,066	$4,151	15%	$10,959	55%

PER COMMON SHARE DATA:
Basic earnings per share	$0.85	$0.74	$0.54
Diluted earnings per share	$0.85	$0.74	$0.54
Book value (period average)	$29.16	$28.50	$27.05
Book value (period end)	$29.44	$28.88	$27.37

Weighted average basic shares	36,325	36,329	37,073
Weighted average diluted shares	36,325	36,329	37,073
Basic shares period end	36,325	36,325	36,231

PERFORMANCE RATIOS:
Return on average assets	1.3%	1.2%	1.1%
Return on average equity	11.6%	10.3%	7.9%
Net interest margin	2.11%	1.77%	1.42%
Net interest spread	1.63%	1.43%	1.26%
Efficiency Ratio	30.8%	31.6%	34.6%
Operating expenses to total average assets	0.68%	0.63%	0.58%
(*)"n.m." means not meaningful.

17

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE YEAR ENDED
	(A)	(B)	(A) - (B)
	December 31, 2022	December 31, 2021	CHANGE	%
Net Interest Income:
Interest income	$332,621	$140,883	$191,738	136%
Interest expense	(184,610)	(54,101)	(130,509)	241

Net Interest Income	148,011	86,782	61,229	71

Other income (expense):
Fees and commissions, net	19,791	18,298	1,493	8
Loss on financial instruments, net	(1,410)	(1,296)	(114)	9
Other income, net	280	422	(142)	(34)
Total other income, net	18,661	17,424	1,237	7

Total revenues	166,672	104,206	62,466	60

Provision for credit losses	(19,521)	(2,328)	(17,193)	739
Gain on non-financial assets, net	—	742	(742)	(100)

Operating expenses:
Salaries and other employee expenses	(34,219)	(21,652)	(12,567)	58
Depreciation of investment properties, equipment and improvements	(2,154)	(2,749)	595	(22)
Amortization of intangible assets	(561)	(742)	181	(24)
Other expenses	(18,177)	(14,780)	(3,397)	23
Total operating expenses	(55,111)	(39,923)	(15,188)	38

Profit for the period	$92,040	$62,697	$29,343	47%

PER COMMON SHARE DATA:
Basic earnings per share	$2.54	$1.62
Diluted earnings per share	$2.54	$1.62
Book value (period average)	$28.33	$26.48
Book value (period end)	$29.44	$27.37

Weighted average basic shares	36,304	38,796
Weighted average diluted shares	36,304	38,796
Basic shares period end	36,325	36,231

PERFORMANCE RATIOS:
Return on average assets	1.0%	0.9%
Return on average equity	8.9%	6.1%
Net interest margin	1.71%	1.32%
Net interest spread	1.39%	1.15%
Efficiency Ratio	33.1%	38.3%
Operating expenses to total average assets	0.62%	0.59%

18

EXHIBIT IV
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	December 31, 2022			September 30, 2022			December 31, 2021
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$1,198,448	$11,162	3.64%	$959,379	$5,414	2.21%	$726,519	$282	0.15%
Securities at fair value through OCI	79,096	73	0.36	130,054	66	0.20	194,099	176	0.35
Securities at amortized cost (1)	950,308	6,581	2.71	958,750	6,649	2.71	595,935	3,634	2.39
Loans, net of unearned interest	7,057,102	113,082	6.27	6,942,336	80,537	4.54	5,396,919	34,939	2.53

TOTAL INTEREST EARNING ASSETS	$9,284,954	$130,898	5.52%	$8,990,519	$92,666	4.03%	$6,913,473	$39,031	2.21%

Allowance for loan losses	(57,142)			(52,730)			(42,056)
Non interest earning assets	288,901			257,906			212,698

TOTAL ASSETS	$9,516,714			$9,195,694			$7,084,115

INTEREST BEARING LIABILITIES
Deposits	3,577,918	$33,556	3.67%	3,425,972	$20,174	2.30%	$3,167,728	$2,812	0.35%
Securities sold under repurchase agreement and short-term borrowings and debt	2,452,626	22,637	3.61	2,439,700	13,545	2.17	1,118,020	2,148	0.75
Long-term borrowings and debt, net (2)	2,168,575	25,272	4.56	2,037,623	18,789	3.61	1,586,340	9,261	2.28

TOTAL INTEREST BEARING LIABILITIES	$8,199,119	$81,465	3.89%	$7,903,295	$52,508	2.60%	$5,872,087	$14,221	0.95%

Non interest bearing liabilities and other liabilities	$258,409			$257,217			$209,344

TOTAL LIABILITIES	8,457,528			8,160,512			6,081,431

EQUITY	1,059,185			1,035,183			1,002,683

TOTAL LIABILITIES AND EQUITY	$9,516,714			$9,195,694			$7,084,115

NET INTEREST SPREAD			1.63%			1.43%			1.26%

NET INTEREST INCOME AND NET INTEREST MARGIN		$49,433	2.11%		$40,158	1.77%		$24,810	1.42%

(1)Gross of the allowance for losses relating to securities at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

19

EXHIBIT V
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE YEAR ENDED
	December 31, 2022			December 31, 2021
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$1,033,518	$18,836	1.80%	$831,336	$1,186	0.14%
Securities at fair value through OCI	137,054	386	0.28	211,693	819	0.38
Securities at amortized cost (1)	901,678	23,614	2.58	354,716	9,120	2.54
Loans, net of unearned interest	6,605,855	289,785	4.33	5,180,506	129,758	2.47

TOTAL INTEREST EARNING ASSETS	$8,678,104	$332,621	3.78%	$6,578,251	$140,883	2.11%

Allowance for loan losses	(50,937)			(41,248)
Non interest earning assets	273,397			175,934

TOTAL ASSETS	$8,900,564			$6,712,936

INTEREST BEARING LIABILITIES
Deposits	$3,353,220	$66,044	1.94%	$3,299,993	$12,846	0.38%
Securities sold under repurchase agreement and short-term borrowings and debt	2,211,543	48,085	2.14	695,163	5,940	0.84
Long-term borrowings and debt, net (2)	2,052,302	70,481	3.39	1,539,493	35,315	2.26

TOTAL INTEREST BEARING LIABILITIES	$7,617,066	$184,610	2.39%	$5,534,650	$54,101	0.96%

Non interest bearing liabilities and other liabilities	$254,850			$151,045

TOTAL LIABILITIES	7,871,916			5,685,694

EQUITY	1,028,649			1,027,242

TOTAL LIABILITIES AND EQUITY	$8,900,564			$6,712,936

NET INTEREST SPREAD			1.39%			1.15%

NET INTEREST INCOME AND NET INTEREST MARGIN		$148,011	1.71%		$86,782	1.32%

(1)Gross of the allowance for losses relating to securities at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

20

EXHIBIT VI
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	YEAR ENDED	FOR THE THREE MONTHS ENDED					YEAR ENDED
	DEC 31/22	DEC 31/22	SEP 30/22	JUN 30/22	MAR 31/22	DEC 31/21	DEC 31/21
Net Interest Income:
Interest income	$332,621	$130,898	$92,666	$64,053	$45,004	$39,031	$140,883
Interest expense	(184,610)	(81,465)	(52,508)	(31,354)	(19,283)	(14,221)	(54,101)
Net Interest Income	148,011	49,433	40,158	32,699	25,721	24,810	86,782

Other income (expense):
Fees and commissions, net	19,791	5,294	6,279	4,269	3,949	6,235	18,298
(Loss) gain on financial instruments, net	(1,410)	(1,573)	(329)	(74)	566	(1,347)	(1,296)
Other income, net	280	31	209	24	16	127	422
Total other income, net	18,661	3,752	6,159	4,219	4,531	5,015	17,424

Total revenues	166,672	53,185	46,317	36,918	30,252	29,825	104,206

Provision for credit losses	(19,521)	(5,753)	(4,824)	(833)	(8,111)	(173)	(2,328)
Gain on non-financial assets, net	0	0	0	0	0	742	742
Total operating expenses	(55,111)	(16,407)	(14,619)	(13,063)	(11,022)	(10,328)	(39,923)

Profit for the period	$92,040	$31,025	$26,874	$23,022	$11,119	$20,066	$62,697

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$2.54	$0.85	$0.74	$0.63	$0.31	$0.54	$1.62

PERFORMANCE RATIOS
Return on average assets	1.0%	1.3%	1.2%	1.1%	0.6%	1.1%	0.9%
Return on average equity	8.9%	11.6%	10.3%	9.1%	4.5%	7.9%	6.1%
Net interest margin	1.71%	2.11%	1.77%	1.54%	1.32%	1.42%	1.32%
Net interest spread	1.39%	1.63%	1.43%	1.32%	1.15%	1.26%	1.15%
Efficiency Ratio	33.1%	30.8%	31.6%	35.4%	36.4%	34.6%	38.3%
Operating expenses to total average assets	0.62%	0.68%	0.63%	0.60%	0.55%	0.58%	0.59%

21

EXHIBIT VII
BUSINESS SEGMENT ANALYSIS
(In US$ thousand)

	FOR THE YEAR ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/22	DEC 31/21	DEC 31/22	SEP 30/22	DEC 31/21
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$133,354	$83,792	$43,477	$35,933	$23,295
Other income	20,809	19,188	5,494	6,678	6,512
Total revenues	154,163	102,980	48,971	42,611	29,807
Provision for credit losses	(13,376)	(1,050)	(2,160)	(3,382)	(160)
Gain on non-financial assets, net	0	742	0	0	742
Operating expenses	(43,156)	(30,751)	(12,893)	(11,180)	(7,849)

Profit for the segment	$97,631	$71,921	$33,918	$28,049	$22,540

Segment assets	6,940,335	5,931,201	6,940,335	7,182,199	5,931,201

TREASURY BUSINESS SEGMENT:

Net interest income	$14,657	$2,990	$5,956	$4,225	$1,515
Other expense	(2,148)	(1,764)	(1,742)	(519)	(1,497)
Total revenues	12,509	1,226	4,214	3,706	18
Provision for credit losses	(6,145)	(1,278)	(3,593)	(1,442)	(13)
Operating expenses	(11,955)	(9,172)	(3,514)	(3,439)	(2,479)

(Loss) Profit for the segment	$(5,591)	$(9,224)	$(2,893)	$(1,175)	$(2,474)

Segment assets	2,336,958	2,098,492	2,336,958	2,127,747	2,098,492

TOTAL:

Net interest income	$148,011	$86,782	$49,433	$40,158	$24,810
Other income	18,661	17,424	3,752	6,159	5,015
Total revenues	166,672	104,206	53,185	46,317	29,825
Provision for credit losses	(19,521)	(2,328)	(5,753)	(4,824)	(173)
Gain on non-financial assets, net	0	742	0	0	742
Operating expenses	(55,111)	(39,923)	(16,407)	(14,619)	(10,328)
Profit for the period	$92,040	$62,697	$31,025	$26,874	$20,066
Total segment assets	9,277,293	8,029,693	9,277,293	9,309,946	8,029,693
Unallocated assets	6,617	8,418	6,617	9,864	8,418
Total assets	9,283,910	8,038,111	9,283,910	9,319,810	8,038,111

22

EXHIBIT VIII
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2022		September 30, 2022		December 31, 2021		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$56	1	$59	1	$74	1	$(3)	$(18)
BOLIVIA	4	0	7	0	6	0	(3)	(2)
BRAZIL	1,105	13	1,317	15	1,201	16	(212)	(96)
CHILE	575	7	646	7	773	10	(71)	(198)
COLOMBIA	811	9	912	10	884	12	(101)	(73)
COSTA RICA	327	4	301	3	272	4	26	55
DOMINICAN REPUBLIC	612	7	509	6	297	4	103	315
ECUADOR	416	5	283	3	319	4	133	97
EL SALVADOR	30	0	59	1	80	1	(29)	(50)
GUATEMALA	813	9	812	9	493	7	1	320
HONDURAS	180	2	253	3	50	1	(73)	130
JAMAICA	14	0	5	0	5	0	9	9
MEXICO	993	11	1,060	12	787	11	(67)	206
PANAMA	582	7	340	4	293	4	242	289
PARAGUAY	155	2	155	2	108	1	—	47
PERU	655	8	684	8	473	6	(29)	182
TRINIDAD & TOBAGO	129	1	135	2	141	2	(6)	(12)
UNITED STATES OF AMERICA	559	6	622	7	314	4	(63)	245
URUGUAY	35	0	77	1	149	2	(42)	(114)
MULTILATERAL ORGANIZATIONS	35	0	36	0	105	1	(1)	(70)
OTHER NON-LATAM (1)	640	7	590	7	541	7	50	99

TOTAL CREDIT PORTFOLIO (2)	$8,726	100%	$8,862	100%	$7,365	100%	$(136)	$1,361

UNEARNED INTEREST AND DEFERRED FEES	(17)		(16)		(9)		(1)	(8)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$8,709		$8,846		$7,356		$(137)	$1,353

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region.
(2)Includes gross loans (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

23

EXHIBIT IX
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2022		September 30, 2022		December 31, 2021		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$56	1	$59	1	$74	1	$(3)	$(18)
BOLIVIA	4	0	7	0	6	0	(3)	(2)
BRAZIL	1,035	13	1,223	16	1,102	17	(188)	(67)
CHILE	462	6	533	7	667	10	(71)	(205)
COLOMBIA	757	10	857	11	846	13	(100)	(89)
COSTA RICA	317	4	291	4	270	4	26	47
DOMINICAN REPUBLIC	607	8	504	6	292	4	103	315
ECUADOR	416	5	283	4	319	5	133	97
EL SALVADOR	30	0	59	1	80	1	(29)	(50)
GUATEMALA	813	11	812	10	490	7	1	323
HONDURAS	180	2	253	3	50	1	(73)	130
JAMAICA	14	0	5	0	5	0	9	9
MEXICO	892	12	960	12	731	11	(68)	161
PANAMA	553	7	316	4	270	4	237	283
PARAGUAY	155	2	155	2	108	2	—	47
PERU	594	8	623	8	409	6	(29)	185
TRINIDAD & TOBAGO	129	2	135	2	141	2	(6)	(12)
URUGUAY	35	0	77	1	149	2	(42)	(114)
OTHER NON-LATAM (1)	657	9	669	9	531	8	(12)	126

TOTAL COMMERCIAL PORTFOLIO (2)	$7,706	100%	$7,821	100%	$6,540	100%	$(115)	$1,166

UNEARNED INTEREST AND DEFERRED FEES	(17)		(16)		(9)		(1)	(8)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$7,689		$7,805		$6,531		$(116)	$1,158

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of December 31, 2022, Other Non-Latam was comprised of United States of America ($57 million), European countries ($406 million) and Asian countries ($194 million).
(2)Includes gross loans (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

24

EXHIBIT X
INVESTMENT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2022		September 30, 2022		December 31, 2021		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$70	7	$94	9	$99	12	$(24)	$(29)
CHILE	113	11	113	11	106	13	0	7
COLOMBIA	54	5	55	5	38	5	(1)	16
COSTA RICA	10	1	10	1	2	0	0	8
DOMINICAN REPUBLIC	5	0	5	0	5	1	0	0
GUATEMALA	0	0	0	0	3	0	0	(3)
MEXICO	101	10	100	10	56	7	1	45
PANAMA	29	3	24	2	23	3	5	6
PERU	61	6	61	6	64	8	0	(3)
UNITED STATES OF AMERICA	502	49	505	49	295	36	(3)	207
MULTILATERAL ORGANIZATIONS	35	3	36	3	105	13	(1)	(70)
OTHER NON-LATAM (1)	40	4	38	4	29	3	2	11

TOTAL INVESTMENT PORTFOLIO (2)	$1,020	100%	$1,041	100%	$825	100%	$(21)	$195

(1)Risk in highly rated countries outside the Region
(2)Includes securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

25

EXHIBIT XI
LOAN DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY	2022	2021	4Q22	3Q22	4Q21	(A) - (B)	(C) - (D)	(C) - (E)
ARGENTINA	$8	$11	$0	$0	$0	$(3)	$0	$0
BOLIVIA	78	15	75	0	0	63	75	75
BRAZIL	1,643	1,459	333	335	630	184	(2)	(297)
CHILE	957	1,250	220	154	289	(293)	66	(69)
COLOMBIA	1,463	1,359	296	455	532	104	(159)	(236)
COSTA RICA	339	219	67	81	97	120	(14)	(30)
DOMINICAN REPUBLIC	1,316	840	415	436	321	476	(21)	94
ECUADOR	159	21	23	46	12	138	(23)	11
EL SALVADOR	117	117	0	10	10	0	(10)	(10)
GUATEMALA	1,058	619	306	364	187	439	(58)	119
HONDURAS	324	65	34	27	30	259	7	4
JAMAICA	476	214	100	105	40	262	(5)	60
MEXICO	2,297	3,098	510	684	909	(801)	(174)	(399)
PANAMA	671	547	314	127	64	124	187	250
PARAGUAY	396	148	83	145	70	248	(62)	13
PERU	1,131	601	350	265	260	530	85	90
TRINIDAD & TOBAGO	191	20	21	66	20	171	(45)	1
UNITED STATES	516	251	404	72	39	265	332	365
URUGUAY	361	391	3	87	171	(30)	(84)	(168)
OTHER NON-LATAM (1)	1,054	684	322	250	272	370	72	50

TOTAL LOAN DISBURSED (2)	$14,555	$11,929	$3,876	$3,709	$3,953	$2,626	$167	$(77)

(1)Origination in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.

26

27